UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Exeter Resource Corporation

CHANGE OF AUDITOR NOTICE

Pursuant to National Instrument 51-102, Section 4.11

I.	Former Auditor

a)	On October 17, 2007, MacKay & Co resigned as the auditor of Exeter Resource Corporation (the “Company”), at the request of the Company.

b)

The auditors’ reports of MacKay & Co on the financial statements of the Company for the two years ended December 31, 2006 did not contain any reservations as to departures from generally accepted accounting principles or limitation in the scope of the audit.

c)	In connection with the audits for the two years ended December 31, 2006 and through to October 17, 2007, there have been no reportable events, as defined in the National Instrument.

II.	Successor Auditor

The Company appointed PricewaterhouseCoopers LLP as its new auditor as of October 17, 2007. The Audit Committee considered and approved the appointment.

Dated at Vancouver, British Columbia this 16th day of November 2007.

Exeter Resource Corporation

“Yale Simpson”

Yale Simpson, Chairman

“Cecil Bond”

Cecil Bond, Chief Financial Officer

CHARTERED

ACCOUNTANTS

1100 – 1177 West Hastings Street

Vancouver, BC V6E 4T5

Tel: (604) 687-4511

Fax: (604) 687-5805

Toll Free: 1-800-351-0426

www.MacKayLLP.ca

MacKay LLP

November 16, 2007

Attention:	Statutory Filings

British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Dear Sirs:

Re:	Exeter Resource Corporation (the “Company”)

Pursuant to Section 4.11 of National Instrument 51-102, we have reviewed the information contained in the attached Change of Auditor Notice for the Company and based on the information currently available to us we do not disagree with the information in the said Notice.

Yours truly,

MacKay LLP

Chartered Accountants

“MacKay LLP”

mackay.ca refers to the Canadian firm MacKay LLP

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada V6C 3S7

Telephone +1 604 806 7000

Facsimile +1 604 806 7806

November 19, 2007

British Columbia Securities Commission

Alberta Securities Commission

Dear Sirs:

We have read the statements made by Exeter Resource Corporation in the attached copy of Change of Auditor Notice dated November 16, 2007, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated November 16, 2007 except that we have no basis to agree or disagree with the following statements:

“In connection with the audits for the two years ended December 31, 2006 and through to October 17,2007, there have been no reportable events, as defined in the National Instrument.”

Yours very truly,

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date November 21, 2007

By:	/s/ Susan E. McLeod

Susan E. McLeod

Secretary